FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.

(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.

(Translation of registrant’s name into English)

     Gran Vía, 32 28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

March 1, 2011	By: /s/ Iñigo Dago Elorza Name: Iñigo Dago Elorza Title: Chief Legal Officer and Secretary of the Board of Directors

PRISA

Annual Results

January– December 2010

February 28th, 2011

JANUARY-DECEMBER 2010

PRISA REACHED AN EBITDA[1] OF € 596.33 MILLION

>> **Total advertising revenues reached** €673.70 million. It is worth highlighting the performance of the **Radio**, which increased by 8.1%. Press increased 4.7% like for like .Advertising revenues from the Group´s **Digital** activity increased by 19.6%. By geographical area, advertising revenues coming from Latam increased by 29.6%.

>> The Audiovisual Area, which includes Cuatro as a discontinued operation in 2010, reached €1,372.40 million of revenues and an EBITDA of € 308.78 million, with an EBITDA margin of 22.5%. **Digital +** reached €1,133.99 million of revenues and its EBITDA was € 269.37 million.

>> The subscriber base of **Digital+ stood at** 1,784,574 subscribers as of December 2010. **ARPU from satellite subscribers** in the 4Q increased by 1.6% compared to the same period of the previous year to reach 41.7 euros per subscriber per month. It is worth highlighting the evolution of the **added value services** for DTH subscribers: as of December 2010, 305,379 subscribers had **iPlus (PVR)** and 165,153 subscribers hired the Multi+(Multi-room) service.

>> **Revenues in Santillana reached** €642.25 million (+4.1%), and increased by 12.0% in Latam. It is worth highlighting the growth in Brazil (+38.9%), Mexico (+20.0%), Chile (+17.3%) and Argentina (+7.1%). Its EBITDA reached €166.35 million (+9.4%), with a growth of 15.7% in Latam. Its EBITDA margin increased to reach 25.9%.

>> **The Radio increased its revenues by** 7.5% to reach €405.52 million and contributed with €108.07 million to the EBITDA (+ 8.0%). The **Internacional radio increased its revenues by** 28.6% (advertising revenues increased by 34.5%) and its EBITDA increased by 72.2%. According to the 2010 3rd EGM survey, "Cadena SER", with **4,247,000 users** maintains its leadership position in 24 hours. This performance includes the music radio in which "40 Principales" reached 3,890,000 users.

>> On like for like basis, **Press EBITDA increased by 11.3% to €56.48 million. El País reached an EBITDA of** € 38.56 million and its net profit reached €19.20 million. **Diario AS** increased its revenues by 13.4% to reach €82.29 million (advertising revenues increased by 55.9%) and its EBITDA increased by 48.0% to reach € 15.87 million.

>> In the Digital area, the Group reached **50.93 million average monthly unique users** in 2010, which means 28.8% growth compared to 2009. It is worth highlighting the increase in As.com (+38.9%), ElPais.com (+14.1%), where nearly 30% of its unique users are International, CincoDias.com (+24.0%), Los40.com (+26.3%) and Plus.es (+20.2%). Unique users of other digital projects of the group (Parasaber, Clasificados, Kalipedia, El Viajero…) increased by 62.7%. Unique users in Media Capital increased by 16.2% to reach 6.52 million.

>> **International Revenues** increased by 7.2% (+14.7% in Latam).

[1] Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. Prisa defines "Adjusted EBITDA" as profit from operations, as shown on Prisa's financial statements, plus asset depreciation expense, plus changes in operating allowances, plus impairment of assets and plus goodwill deterioration. Prisa uses Adjusted EBITDA as a financial measure to assess the performance of its businesses. Prisa presents Adjusted EBITDA because it believes Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, a significant number of which present Adjusted EBITDA (or a similar measure) when reporting their results. Although Prisa uses Adjusted EBITDA as a financial measure to assess the performance of its businesses, it is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. A reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS, is included herein.

The **strategic agreements** reached during 2010 are the following:

>> **Prisa carried out a Capital increase and obtained €650 million in cash**. After this transaction, the investors of Liberty Acquisition Holdings Corp became Prisa shareholders. At the same time, Prisa shareholders before the 23th of November were granted with Prisa warrants. The new shares issued as a consequence of the capital increase started trading in the NYSE and in the Spanish stock markets since December. Warrants are also trading in the Spanish stock markets.

>> **Prisa refinanced its debt until 2013.**

>> **Within the process of the entrance of strategic Partners in the group, during 2010 the following agreements were closed:**

- Prisa sold **25% stake of Santillana** to DLJ South American Partners LP.
- Prisa, through Prisa Television (former Sogecable) sold 44% stake of Digital + to Telefónica(22%) and Telecinco (22%) and obtained €976 million in cash which was mainly used for debt amortization.
- **Cuatro and Telecinco merger**. As a result, Prisa currently owns through Prisa TV, 17.336% stake of the new Telecinco.

Other **important events**:

>> Prisa changed its Board of Directors with a majority of independent members. New appointment of Deputy CEO and CFO.

>> Prisa announced a restructuring plan which will reduce its workforce by 18% through outsourcing and voluntary redundancy.

>> Digital+ acquired the rights to broadcast the **"UEFA Champions League" and the UEFA Supercup** from August 2012 during the period of three years.

>> Prisa TV reached agreements to broadcast **Canal+ through the Telecable, Orange TV and ONO platforms**. Additionally Digital+ also launched a combined **triple play** offer with **Jazztel** and **Orange.**

>> Canal+ and the best Sport events of Digital+ are offered since November 2010 through the **iPad**, **iPhone** and your laptop.

>> **Canal+Dos,** started to be broadcasted on DTT.

>> Madrid's First Instance Court No. 36 has ordered Mediapro to pay €105 million to **AVS** and an additional amount of €31 million to cover accrued interest and costs, and to **hand back the broadcast rights** of the Premier and Second division club matches to AVS**.** As Mediapro has filed for bankruptcy proceedings, AVS has asked the Court managing this bankruptcy protection to restitute these football rights.

>> **Prisa** reached a 32.95% stake in **V-me Media Inc**, the fourth largest TV operator in the US Hispanic market.

Changes in the **scope of consolidation**

>> **V-me Media Inc.** started to be equity accounted.

>> **Cuatro** results are established in 2010 as a discontinued operation. Therefore, its revenues and expenses are not included in the operating result of the Group.

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY - DECEMBER 2010	2009	Chg.%
Operating Revenues	**2,822.73**	**3,208.58**	**(12.0)**
EBITDA	**596.33**	**623.75**	**(4.4)**
EBIT	**336.15**	**368.98**	**(8.9)**
Net financial result	**(159.21)**	**(214.27)**	**25.7**
Interest on debt	(123.56)	(173.15)	28.6
Other financial results [1]	(35.65)	(41.12)	13.3
Result from associates	**(103.86)**	**(24.41)**	-
Profit before tax	**73.09**	**130.30**	**(43.9)**
Income tax expense	(73.02)	(63.05)	**(15.8)**
Results from discontinued activities	(35.01)	(2.43)	-
Minority interest	(37.92)	(14.35)	(164.3)
Net profit	**(72.87)**	**50.48**	-
EBITDA Margin	**21.1%**	**19.4%**	
EBIT Margin	**11.9%**	**11.5%**	

OPERATING REVENUES

Total Revenues reached € 2,822.73 million compared to € 3,208.59 million in 2009.

This figure represented a 12% decrease which means the impact of establishing Cuatro as a discontinued operation. Therefore its revenues are not included in 2010 figures as well as the change in the football exploitation model. Excluding these effects, **total revenues of the Group would have decreased by 1.2%.**

By line of activity, the breakdown is as follows:

€ Million	JANUARY - DECEMBER 2010	2009	Chg.%	Chg.% proforma*
Advertising	673.70	898.62	(25.0)	3.2
Books and training	625.88	600.47	4.2	4.2
Newspapers and magazine sales	180.40	193.25	(6.7)	(6.7)
Subscriber revenues	913.11	1,002.04	(8.9)	(8.9)
Audiovisual production revenues	87.74	231.72	(62.1)	(65.1)
Revenues from fixed assets	32.89	6.07	-	---
Other revenues[2]	309.02	276.42	11.8	14.8
Total operating revenues	**2,822.73**	**3,208.59**	**(12.0)**	**(5.1)**

* % Change considering Cuatro as a discontinued operation in 2009

1 Include: Exchange differences, adjustments for inflation, change in value of financial instruments, results coming from the settlement of financial hedges, revenues coming from current financial investments and other financial results.

2 Include: Services of telephone marketing, transmission services, advertising services, magazine services, distribution services, events, music sales, e-commerce, Internet services, add-ons revenues, rentals and other revenues.

Revenue contribution by line of activity


32%
24%
22%
3%
6%
13%
31%
28%
19%
7%
6%
9%
Subscribers
Advertising
Books and Training
Audiovisual production
Newspapers and Magazines
Others
January-December 2010
January-December 2009

By business units, Audiovisual represented 48.6% of the operating revenues, followed by Education (22.8%), Radio (14.4%) and Press (14.3%).

Geographic breakdown of revenues:


January-December 2010
9
15.6
17.8
11.1
15.4
1.1
1.4
3.5
4.4
3.2
5.2
ELPAIS.com
AS.com
5Dias.com
Los40.com
Others in Spain


January-December 2009
23%
77%

In 2010, revenues coming from the international area accounted for 28% (23% as of December 2009), The 59.1% corresponded to Santillana, 24.8% to Media Capital and the remainder mainly to the International Radio

The breakdown of international revenues by country is as follows:

January-December 2010


Others
12%
Brazil
25%
Venezuela
3%
Mexico
12%
Argentina
5%
Chile
6%
Colombia
11%
Portugal
26%

January-December 2009


Others
13%
Brasil
20%
Venezuela
7%
México
10%
Argentina
5%
Chile
6%
Colombia
9%
Portugal
30%

It is worth highlighting the contribution of Brazil and Portugal (51% of total). The international area maintained an important growth rate (+8.6%) with revenues increasing by 14.7% in Latam.

➢ Advertising

Advertising revenues reached €673.70 million compared to €898.62 million in 2009. Excluding the impact of the change in the consolidation method of Cuatro, total advertising revenues would have increased by 3.2%. This figure is above market performance, due to the leadership of the businesses of the group and its international presence.

Radio increased by 8.1%. It stands out the growth in the International Radio by 34.5% (Colombia:+ 40.9%; Chile: +24.3%; Mexico: +31.0%) which reflects the positive performance of the economies in Latam. In Spain, advertising revenues reached €225.04 milion (-1.4%)

Press increased by 2.6%. Excluding the impact of Bolivia Press consolidation in 2009, total revenues in this area would have increased by 4.7%. It is worth highlighting the increase in the advertising revenues of **Diario As** (+55.9%).

By geography, advertising revenues coming from the international area increased by 10,9% (+29.6% in Latam) and the advertising revenues coming from the national area decreased by 1.3% excluding the impact of the change in the consolidation method of Cuatro.

The evolution of advertising revenues in 2010 is as follows:

	JANUARY - DECEMBER		
€ Million	2010	2009	% Chg.
Audiovisual	**166.80**	**415.51**	**(59.9%)**
Prisa TV (formerly Sogecable)*	17.18	266.18	(93.5%)
Cuatro	---	249.60	---
Digital+	17.18	17.02	0.9%
Consolidation adjustments	---	(0.43)	---
Media Capital	149.62	149.32	0.2%
Radio	**342.94**	**317.26**	**8.1%**
Radio in Spain	225.04	228.25	(1.4%)
International Radio	114.607	85.208	34.5%
Music	3.45	3.95	(12.7%)
Consolidation adjustments	(0.16)	(0.15)	(3.3%)
Press	**172.77**	**168.42**	**2.6%**
El Pais	126.27	128.26	(1.5%)
AS	23.75	15.23	55.9%
Cinco Días	8.74	8.14	7.3%
Magazines	14.28	14.32	(0.3%)
International Press**	---	3.45	---
Consolidation adjustments	(0.26)	(0.98)	---
Others * **	**1.18**	**9.29**	**(87.3%)**
Consolidation adjustments	**(9.99)**	**(11.86)**	**15.8%**
TOTAL	**673.70**	**898.62**	**(25.0%)**

* Eliminations and adjustments on consolidation have been detailed within Sogecable businesses as of December, 2009.
Cuatro figures are consolidated in 2010 as a discontinued operation.

** Press in Bolivia contributes to the P&L until September, 2009.

***During last months the Group is in the process of transfering the webs to the respective business units. On like for like basis, Revenues from Digital activities would have increased by 19.6%.

Total advertising revenues coming from **the Group´s Digital activity** increased **by 19.6%: It stands out the growth in** the Press business (+25.5%); **As.com** increased its advertising revenues by 47.3% and ElPais.com increased by 15.6%. Radio increased by 4.6%.

➢ Books and training

Books and training sales increased by 4.2% (€ 625.88 million compared to €600.47 million in 2009).

It is worth highlighting the growth in Brazil (+38.9%), **Mexico** (+20.0%), **Chile** (+17.3%) and **Argentina** (+7.1%). In 2010, Brazil has increased its revenues coming from the institutional sales by 41.2%. Santillana position in the institutional market in Brazil is 26% and 38.9% in the regular market.

Geographic breakdown of revenues:

January-December 2010


Rest Latam
9%
Venezuela
4%
Mexico
12%
Colombia
3%
Chile
5%
Argentina
5%
Peru
3%
Brazil
31%
Spain and
Portugal
28%

January-December 2009


Rest Latam
9%
Venezuela
9%
Mexico
10%
Colombia
3%
Chile
4%
Argentina
5%
Peru
4%
Brazil
23%
Spain and
Portugal
33%

➢ **Newspapers and Magazines**

Newspaper and Magazine sales reached €180.40 million compared to €193.25 million in 2009. (-6.7%).

El País, with an average daily circulation of 370,080 copies, **strengthened its leadership position** among the general paid press in Spain and increased the distance with its main competitor in December in more than 100,000 copies. Its EBITDA was € 38.56 million and its net profit was €19.20 million.

In April 2010, El País increased its cover price on Sunday edition by € 0.30 to € 2.50.

According to the 3rd 2010 EGM survey, el País confirmed its leadership position among paid newspapers with an average of 1,924,000 daily readers.

AS, with an average daily circulation of 211,553 copies, has finished 2010 closer than ever to its main competitor. AS increased its revenues by 13.4% and its EBITDA by 48.0%.It is worth highlighting the increase of its advertising revenues by 55.9%. According to the 3rd EGM survey As reached its best figure with 1,395,000 daily readers, being the third most important in Spain. In addition, AS.com is the national newspaper with more users in the social network Facebook.

Cinco Días reached 31,202 daily copies and 68,000 daily readers according to the 3rd 2010 EGM survey, being the only economic newspaper which grows in audience figures.

Average daily circulation of the Group newspapers

	January-December 2010	January-December 2009	Chg. %
El País	370,080	391,816	(5.5)
AS	211,553	215,297	(1.7)
Cinco Días	31,202	33,329	(6.4)

(*) Source: OJD. 2010 figures audited until June

➢ Subscriber revenues

Revenues from subscribers reached €913.11 million (-8.9%).

The subscriber base of **Digital+** reached 1,784,574 subscribers as of December 2010:

Subscribers breakdown	Dec. 2010
Satellite (DTH)/ DTT	1,773,806
Wholesale distribution	10,768
TOTAL	**1,784,574**

Canal+ Liga as of December 31, 2010 reached 885,456 subscribers.

During the last months, there has been a **positive trend in the evolution of Digital+ subscribers**. Last quarter of 2010 showed positive gross additions of 11,897 subscribers, being December the 9th consecutive month of decline in cancellations compared to the previous year. During 2010 gross additions increased by 22.7% and cancellations decreased by 18.9%.

The evolution of the total net additions to Digital+ in 2010 and 2009 is as follows:


-189,1
-61,2
221.0
+22.7%
271.2
-410.0
-18.9%
-332.5
Gross Additions
Cancellations
January-December 2009
January-December 2010

The cancellation rate as of December 2010 reached 15.8%, showing a significant improvement compared to December of previous year (18.2%).

Agreements with **Jazztel**, **Telecable**, **Orange and** ONO for the **sale of contents** have been closed recently and negotiations to close additional deals with other operators are in process. These agreements are expected to have a strong contribution to both future subscribers and revenues. The positive trend in Digital+ subscribers would have been even better if there had not been a delay with respect to the initial expectations in the wholesale distribution.

The average revenue in the 4Q of 2010 for satellite subscribers stood at 41.7 euros, which means a 1.6% increase compared to the same period of the previous year. The quarterly evolution is as follows:

DIGITAL+ ARPU (DTH) evolution (euros)


-2.5€
+0.7€
+1.8€
+0.7€
44.3
41.8
41.5
42.2
39.3
41.1
41.0
41.7
2009
2010
1Q
2Q
3Q
4Q

It is worth highlighting the evolution of **added value services** for DTH customers, within the **strategy of technological change** implemented by the Group to drive loyalty and ARPU.

Digital+ subscribers with iPlus increased since 2009 in more than 200,000 to reach 305,379 subscribers, as a consequence of the new iPlus marketing model, from a sales model to another one based on granting after paying a quota.

As of December 2010, 165,153 subscribers hired the **Multi+** (*multiroom*) **service**. The number of subscribers with both iPlus and Multi+ reached 125,966 subscribers which meant an increase of 45,941 subscribers in the last quarter of the year.

iPlus: Subscribers (in thousands) and penetracion


5%
6%
9%
14%
17%
100
110
169
246
305
2009
1Q 10
2Q 10
3Q 10
4Q 10

Multi+: Subscribers (in thousands) and penetration


2%
2%
3%
6%
9%
39
43
56
104
165
2009
1Q 10
2Q 10
3Q 10
4Q 10

Within this strategy of **technological change**, Digital+ has enhanced HD offering with 17 channels as of December 2010. Additionally, Digital+ has been broadcasting in **3D** since May, 2010.

Audiovisual Production

Audiovisual production revenues decreased by 62.1% compared to the same period previous year, which is mainly explained by the change in the football exploitation model in Prisa TV.

Revenues from Fixed Assets

Revenues from Fixed assets included the capital obtained coming from the selling of Digital+ Building in Tres Cantos, (€19.93 million) and the capital gained from the selling of Sogecine and Sogepaq (€ 10.73 million)

The selling price of Digital+ Building reached € 80 million, and a renting agreement with the buyer has been signed for the next 20 years.

OPERATING EXPENSES

Total operating expenses excluding depreciation and amortization (€ 2,226.40 million) decreased by **13.9%** compared to 2009.

Excluding the impact of the change in the consolidation method of Cuatro, the decline was 4.9%, as a result of a cost saving policy implemented and the change in the football exploitation model which affects both revenues and expenses. Additionally, costs related to the football World Cup acquisition by Digital + were recorded in 2010.

At the beginning of 2011, the Group has started implementing a restructuring plan which will affect 18% of its workforce globally (2,500 people) out of which 2,000 people in Spain and 500 people in Portugal and Latam. This restructuring will be extended until 1Q 2012 and will include different measures (outsourcing, voluntary redundancy, early retirement, etc.).

This plan is based on a thorough analysis of each of the Group's companies with the aim of resizing teams to appropriate levels, achieving the rationalization of resources, as well as the standardization and centralization of global processes. The new group´s cost structure will allow it to compete in a global market.

EBITDA

EBITDA reached € 596.33 million compared to € 623.75 million in 2009 (-4.4%).EBITDA margin was 21.1% compared to 19.4% in 2009. All business units improved its margins compared to previous year.


EBITDA (Million euros)
596.33
Digital+*: 269.37
Media Capital: 48.04
308.78
Latam y USA: 118.38
Spain and Portugal: 47.97
166.35
Radio Spain: 71.14
Radio Int.: 32.35
Music: 4.58
108.07
El País: 38.56
AS: 15.87
Cinco Dias: 0.05
Magazines: 2.00
56.48
-43.34
TOTAL
Audiovisual
Education
Radio
Press
Others**

*Digital+ includes the Pay TV Business and other related activities.
** "Others" mainly includes the activities from Distribution, advertising commercialization, Prisa Innova, Real Estate and Headquarters.

The **Audiovisual Area reached and EBITDA of** € 308.78 million, with a margin of 22.5%, which improved compared to 19.4% in 2009.

Education reached an EBITDA of €166.35 million (+9.4%) with a margin 25.9% compared to 24.7% in the previous year. The EBITDA in Latam increased by 15.7% to €118.38 million.

The **Radio** increased its EBITDA by 8.0%. It is worth highlighting the performance of the International Radio (mainly in Colombia and Chile) improving its EBITDA by 72.2% to reach € 32.35 million with a margin of 27.2% compared to 20.3% in 2009.

In the **Press** business, the EBITDA increased by 7.4% to reach €56.48 million with an improvement of margins from 12.7% in 2009 to 14.0% in 2010. It is worth mentioning the growth of 48.0% growth of the EBITDA of Diario As to reach €15.87 million. Disregarding the impact of the consolidation of the Press in Bolivia in 2009, the EBITDA would have increased by 11.3%.

The operating profit (EBIT) was €336.15 million. (€368.98 million in 2009). The EBIT margin was 11.9% compared to 11.5% in 2009.

In Education, the EBIT improved by 17.2% to reach €105.46 million, with margins improvement of almost two percentage points. In the **Radio the EBIT improved by** 9.8%, with margins of 22.2%. In **Press**, EBIT increased by 42.4% to reach €41.77 million and margins improved from 7.1% to 10.4%.

Net financial result included included €123.56 million of interest on debt, which decreased by € 49.59 million compared to 2009, mainly due to lower interest rates..

Results from associates included a provision of €80 million to cover some risks and possible restructuring costs in associated companies.

Results from discontinued activity included mainly the result from the selling of Cuatro (€ 349.02 million), adjusted by the goodwill associated to that activity (€377.17 million) as a consequence of the selling to Telecinco, and Cuatro 2010 results after taxes.

Minority interest included the impact of the entrance of DLJ South American Partners LP in the shareholder structure of Santillana.

BALANCE SHEET

€ Million	ASSETS 12/31/2010	ASSETS 12/31/2009
FIXED ASSETS	**6,293.49**	**6,420.77**
Property, plan and equipment	295.56	345.75
Goodwill	3,903.51	4,319.60
Intangible assets	360.51	365.67
Long term financial investments	70.61	57.22
Investment in associates	613.54	13.64
Deferred tax assets	1,046.03	1,313.82
Other non current assets	3.72	5.06
CURRENT ASSETS	**1,854.31**	**1,514.90**
Inventories	203.15	218.07
Accounts receivable	1,245.91	1,207.43
Short term financial investments	160.26	6.59
Cash & cash equivalents	244.99	82.81
ASSETS HELD FOR SALE	**3.65**	**257.39**
TOTAL ASSETS	**8,151.45**	**8,193.05**

€ Million	LIABILITIES 12/31/2010	LIABILITIES 12/31/2009
SHAREHOLDERS EQUITY	**2,650.19**	**1,373.02**
Issued capital	84.70	21.91
Reserves	2,007.70	1,182.09
Income attributable to the parent company	(72.87)	50.48
Minority interest	630.66	118.54
NON CURRENT LIABILITIES	**3,526.50**	**2,351.47**
Long term financial debt	2,931.19	1,917.96
Other long term financial liabilities	362.75	249.54
Deferred tax liabilities	28.56	72.80
Provisions	185.59	90.15
Other non current liabilities	18.41	21.02
CURRENT LIABILITIES	**1,974.77**	**4,263.14**
Short term financial debt	411.11	2,796.36
Other current financial liabilities	17.79	3.86
Trade accounts payable	1,234.84	1,181.44
Other short term liabilities	280.63	251.79
Accrual accounts	30.40	29.69
LIABILITIES HELD FOR SALE	**0.00**	**205.43**
TOTAL LIABILITIES	**8,151.45**	**8,193.05**

The variation in the **goodwill** included the cancellation of goodwill associated to Cuatro as a consequence of the selling to Telecinco in December 2010 for an amount of €377.17 million and €50 million corresponding to Media Capital Goodwill impairment

The increase in **Investment in Associates** is due to the accounting of 17.336% stake in Telecinco. **Assets and Liabilities** held for sale associated to Cuatro have been cancelled.

CAPEX

Total investments in 2010 reached € 222.17 million. The breakdown is as follows:

€ Million	CAPEX 2010	Long term financial investments 2010	TOTAL 2010
Audiovisual	**122.03**	**14.04**	**136.08**
Prisa TV(formerly Sogecable)	109.51	14.03	123.55
Media Capital	12.52	0.01	12.53
Education- Publishing	**55.24**	---	**55.24**
Radio	**18.62**	**0.05**	**18.67**
Radio in Spain	13.46	0.05	13.51
International Radio	3.05	---	3.05
Music	2.11	---	2.11
Press	**6.80**	---	**6.80**
El País	5.32	---	5.32
AS	1.11	---	1.11
Cinco Días	0.29	---	0.29
Others	0.08	---	0.08
Others	**3.32**	**2.06**	**5.38**
Prisa	0.27	0.13	0.40
Other	3.05	1.93	4.98
Total	**206.01**	**16.16**	**222.17**

Long term financial investments in Prisa TV corresponded to the increase in the stake of **V-me Media Inc,** the fourth largest TV operator in the US Hispanic market.

TOTAL NET FINANCIAL POSITION

Net financial position of the Group as of December 31st reached €3,212.79 million (4,857.41 million as of December 2009).

NET DEBT	12/31/2010	12/31/2009
Prisa (includes Media Capital)	3,069.14	3,906.59
Prisa TV (formerly Sogecable)	(132.09)	718.34
Net financial debt	**2,937.05**	**4,624.92**
Other financial debt	275.74	232.49
Total net debt	**3,212.79**	**4,857.41**

Total net debt has decreased by €1,644.63 million compared to 2009 as a result of the operations of partial disposals, the entrance of strategic Partners in 2010 and the reinforcement of capital:

- In April 2010, as a consequence of the sale of a 25% ownership interest in Santillana to DLJ South American Partners LP, the group reduced its outstanding debt by € 217.43 million.
- In December 2010, €976 million of cash from the sale of 44% stake of Digital+ were mainly used to debt amortization including the subordinated debt of Prisa TV.
- In December 2010, out of the cash of €650 million from the agreement with Liberty Acquisition Holdings Corp. to reinforce the capital, €419.54 million were used to amortize debt. The rest of the funds will be used to working capital needs, cost of the operation and restructuring costs.

"Other financial Debt" includes as of December 2010, €109.63 million corresponding to the liability registered as a consequence of the obligation generated by the annual preferred dividend guaranteed to DLJ South American Partners LP equal to 7% of its investment in Santillana. In addition, this line includes the liability of €165.20 million corresponding to the current value of the preferred dividend guaranteed to the holders of the Non Voting Convertible shares that were issued as a consequence of the reinforcement of equity transaction.

CASH-FLOW

€ Million	12/31/2010	12/31/2009
EBITDA	**596.33**	**623.75**
Change in working capital	(27.35)	(76.02)
Cash flow from operating activities	**568.98**	**547.74**
Capex	(206.01)	(128.00)
Financial investments	(16.16)	(1.12)
Disinvestments	59.34	6.13
Cash flow from investing activities	**(162.83)**	**(122.99)**
Interests paid	(124.79)	(158.69)
Dividends paid	(25.67)	(4.97)
Other	(19.67)	(10.69)
Cash flow from financing activities	**(170.12)**	**(174.35)**
Taxes paid	(31.54)	(30.57)
Other	(45.15)	8.24
Cash flow	**159.33**	**228.07**
Sale of Santillana	278.62	---
Sale of Digital+ and Cuatro net of expenses	911.17	---
Capital increase net of expenses	575.83	---
Cash flow from special operations	**1,765.62**	---
Cash flow after special operations	**1,924.95**	**228.07**

APPENDIXES

APPENDIX 1 : GROUP STRUCTURE

Grupo Prisa´s activities are organized into the following areas: **Audiovisual**, **Education-Publishing**, **Radio** and **Press.** The **Digital** area operates in all the areas and supports this structure:



% revenue contribution
49%
23%
14%
14%
Audiovisual
Education
Radio
Press
- Prisa TV (formerly Sogecable)
- Media Capital*
- Education
- General Publishing
- Training
- Radio in Spain
- International Radio
- Gran Vía Musical
- El País
- As
- Cinco Días
- Magazines

Additionally, the Group includes other businesses such as Distribution, advertising commercialization, Prisa Innova, Real Estate and Printing (Dédalo).

* Although Media Capital includes other activities, it is integrated in the audiovisual area, due to the fact that most of its revenues come from TVI (free to air TV) and Plural (audiovisual production).

Appendix II.I.

OPERATING REVENUES	JANUARY - DECEMBER		
€ Million	2010	2009	% Chg.
Audiovisual	**1,372.40**	**1,770.74**	**(22.5%)**
Prisa TV (formerly Sogecable)*	1,133.99	1,525.92	(25.7%)
Digital +	1,133.99	1,266.16	(10.4%)
Subscribers	913.11	1,002.04	(8.9%)
Advertising	17.18	17.02	0.9%
Others	203.70	247.09	(17.6%)
Cuatro	---	276.97	---
Consolidation Adjustments	---	(17.21)	---
Media Capital	249.01	267.71	(7.0%)
Consolidation Adjustments	(10.60)	(22.88)	53.7%
Education - Publishing	**642.25**	**616.89**	**4.1%**
Spain & Portugal	181.65	205.72	(11.7%)
Latam & USA	460.60	411.17	12.0%
Radio	**405.52**	**377.17**	**7.5%**
Radio in Spain	252.91	254.21	(0.5%)
International Radio	118.91	92.44	28.6%
Music	38.18	33.80	13.0%
Consolidation Adjustments	(4.48)	(3.28)	(36.6%)
Press	**402.52**	**415.79**	**(3.2%)**
El Pais	275.25	285.10	(3.5%)
AS	82.29	72.57	13.4%
Cinco Días	15.32	15.17	1.0%
Magazines	35.94	38.17	(5.9%)
International Press**	---	7.09	---
Consolidation Adjustments	(6.28)	(2.31)	(172.3%)
Other Revenues	**115.67**	**127.33**	**(9.2%)**
Distribution	18.74	40.02	(53.2%)
Advertising Commercialization	21.21	10.64	99.4%
Others***	75.72	76.67	(1.2%)
Consolidation adjustments	**(115.63)**	**(99.32)**	**(16.4%)**
TOTAL	**2,822.73**	**3,208.58**	**(12.0%)**

* Eliminations and adjustments on consolidation have been detailed within Sogecable businesses in 2009.

Digital+ include the Pay TV and other related activities

Cuatro figures are consolidated in 2010 as a discontinued operation.

** Press in Bolivia contributes to the P&L until September, 2009.

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

Appendix II.II.

OPERATING EXPENSES	JANUARY - DECEMBER		
€ Million	2010	2009	% Chg.
Audiovisual	**1,177.96**	**1,565.99**	**(24.8%)**
Prisa TV (formerly Sogecable)*	959.93	1,358.89	(29.4%)
Digital+	959.93	1,085.72	(11.6%)
Cuatro	---	290.39	---
Consolidation adjustments	---	(17.21)	---
Media Capital	220.00	230.27	(4.5%)
Consolidation adjustments	(1.96)	(23.17)	91.5%
Education - Publishing	**536.79**	**526.88**	**1.9%**
Spain & Portugal	159.17	181.27	(12.2%)
Latam & USA	377.62	345.61	9.3%
Radio	**315.46**	**295.14**	**6.9%**
Radio in Spain	191.90	189.22	1.4%
International Radio	92.77	79.63	16.5%
Music	35.27	29.56	19.3%
Consolidation adjustments	(4.48)	(3.28)	(36.5%)
Press	**360.76**	**386.47**	**(6.7%)**
El Pais	247.03	265.52	(7.0%)
AS	68.23	62.80	8.6%
Cinco Dias	15.72	16.45	(4.4%)
Magazines	34.66	37.05	(6.4%)
International Press**	---	5.75	---
Consolidation adjustments	(4.89)	(1.09)	---
Other Expenses	**146.31**	**159.52**	**(8.3%)**
Distribution	18.21	40.02	(54.5%)
Advertising Commercialization	24.47	11.30	116.6%
Others***	103.63	108.20	(4.2%)
Consolidation adjustments	**(50.70)**	**(94.39)**	**46.3%**
TOTAL	**2,486.58**	**2,839.60**	**(12.4%)**

* Eliminations and adjustments on consolidation have been detailed within Sogecable businesses in 2009.

Digital+ include the Pay TV and other related activities

Cuatro figures are consolidated in 2010 as a discontinued operation.

** Press in Bolivia contributes to the P&L until September, 2009.

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

Appendix II.III.

EBITDA	JANUARY - DECEMBER		
€ Million	2010	2009	% Chg.
Audiovisual	**308.78**	**343.05**	**(10.0%)**
% margin	**22.5%**	**19.4%**	
Prisa TV (formerly Sogecable)*	269.37	290.28	(7.2%)
% margin	23.8%	19.0%	
Digital+	269.37	302.83	(11.0%)
% margin	23.8%	23.9%	
Cuatro	---	(12.56)	---
% margin	---	(4.5%)	
Media Capital	48.04	52.48	(8.5%)
% margin	19.3%	19.6%	
Education - Publishing	**166.35**	**152.12**	**9.4%**
% margin	**25.9%**	**24.7%**	
Spain&Portugal	47.97	49.38	(2.9%)
% margin	26.4%	24.0%	
Latam & USA	118.38	102.73	15.2%
% margin	25.7%	25.0%	
Radio	**108.07**	**100.03**	**8.0%**
% margin	**26.6%**	**26.5%**	
Radio in Spain	71.14	76.06	(6.5%)
% margin	28.1%	29.9%	
International Radio	32.35	18.79	72.2%
% margin	27.2%	20.3%	
Music	4.58	5.18	(11.6%)
% margin	12.0%	15.3%	
Press	**56.48**	**52.60**	**7.4%**
% margin	**14.0%**	**12.7%**	
El Pais	38.56	39.34	(2.0%)
% margin	14.0%	13.8%	
AS	15.87	10.72	48.0%
% margin	19.3%	14.8%	
Cinco Dias	0.05	(0.64)	107.8%
% margin	0.3%	(4.2%)	
Magazines	2.00	2.16	(7.1%)
% margin	5.6%	5.6%	
International Press**	---	1.86	---
% margin	---	26.2%	
Others	**(43.34)**	**(24.05)**	**(80.2%)**
Distribution	1.38	0.78	77.3%
% margin	7.4%	1.9%	
Advertising Commercialization	(1.63)	(0.29)	---
% margin	(7.7%)	(2.7%)	
Others***	(43.1)	(24.5)	(75.6%)
TOTAL	**596.33**	**623.75**	**(4.4%)**
% margin	**21.1%**	**19.4%**	

* Eliminations and adjustments on consolidation have been detailed within Sogecable businesses in 2009. Digital+ include the Pay TV and other related activities

Cuatro figures are consolidated in 2010 as a discontinued operation.

** Press in Bolivia contributes to the P&L until September, 2009.

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters.

Appendix II.IV.

EBIT € Million	JANUARY - DECEMBER 2010	2009	% Chg.
Audiovisual	**194.44**	**204.75**	**(5.0%)**
% margin	**14.2%**	**11.6%**	
Prisa TV (formerly Sogecable)*	174.06	167.02	4.2%
% margin	15.3%	10.9%	
Digital+	174.06	180.44	(3.5%)
% margin	15.3%	14.3%	
Cuatro	---	(13.42)	---
% margin	---	(4.8%)	
Media Capital	29.01	37.44	(22.5%)
% margin	11.6%	14.0%	
Education - Publishing	**105.46**	**90.01**	**17.2%**
% margin	**16.4%**	**14.6%**	
Spain&Portugal	22.48	24.45	(8.0%)
% margin	12.4%	11.9%	
Latam&USA	82.98	65.56	26.6%
% margin	18.0%	15.9%	
Radio	**90.06**	**82.03**	**9.8%**
% margin	**22.2%**	**21.7%**	
Radio in Spain	61.01	64.98	(6.1%)
% margin	24.1%	25.6%	
International Radio	26.14	12.81	104.1%
% margin	22.0%	13.9%	
Music	2.92	4.24	(31.1%)
% margin	7.6%	12.5%	
Press	**41.77**	**29.32**	**42.4%**
% margin	**10.4%**	**7.1%**	
El Pais	28.22	19.58	44.1%
% margin	10.3%	6.9%	
AS	14.06	9.77	43.9%
% margin	17.1%	13.5%	
Cinco Dias	(0.40)	(1.28)	68.9%
% margin	(2.6%)	(8.5%)	
Magazines	1.27	1.12	13.6%
% margin	3.5%	2.9%	
International Press**	---	1.34	---
% margin	---	19.0%	
Others	**(95.57)**	**(37.12)**	**(157.5%)**
Distribution	0.53	0.00	---
% margin	2.8%	0.0%	
Advertising Commercialization	(3.26)	(0.66)	---
% margin	(15.4%)	(6.2%)	
Others***	(92.84)	(36.46)	(154.6%)
TOTAL	**336.15**	**368.98**	**(8.9%)**
% margin	**11.9%**	**11.5%**	

* Eliminations and adjustments on consolidation have been detailed within Sogecable businesses in 2009.

Digital+ include the Pay TV and other related activities

Cuatro figures are consolidated in 2010 as a discontinued operation.

** Press in Bolivia contributes to the P&L until September, 2009.

*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

Appendix III.

AUDIENCE OF TVI (Portugal)

TVI, the leading free to air TV channel of Media Capital, maintained its leadership in Portugal with an average 24 hours audience share of 35.2% and 39.1% in prime time.

In 2010, TVI has confirmed for the sixth consecutive year as the most viewed channel in Portugal.


24 hours
Prime time
Jan. Feb. March Apr. May. June July Aug. Sept. Oct. Nov. Dec.
Jan. Feb. March Apr. May. June July Aug. Sept. Oct. Nov. Dec.
2009
2010

Source: *Marktest*

Appendix IV.

UNIQUE USERS

The monthly average unique users of the main websites of the Group, in millions, is as follows:


January-December 2009
January-December 2010
39.5
50.9
15.6
17.8
11.1
15.4
1.1
1.4
3.5
4.4
3.2
5.2
5.6
6.5
TOTAL
ELPAIS.com
AS.com
5Dias.com
Los40.com
Others in Spain
Media Capital

Source: *Omniture site catalyst and Netscope.*

Reconciliation of Adjusted EBITDA to Profit From Operations for 2010 and 2009

(Thousands of euros)	January - December	
GRUPO PRISA	**2010**	**2009**
Adjusted EBITDA	**596,331**	**623,751**
Depreciation and amortization charge	(170,363)	(196,658)
Variation in operating allowances	(37,210)	(55,547)
Impairment losses of assets	(1,427)	663
Impairment losses of goodwill	(51,179)	(3,228)
Profit from operations	**336,152**	**368,982**

AUDIOVISUAL	2010	2009
Adjusted EBITDA	**308,777**	**343,054**
Depreciation and amortization charge	(100,112)	(124,995)
Variation in operating allowances	(11,095)	(18,030)
Impairment losses of assets	2,234	4,723
Impairment losses of goodwill	(5,367)	0
Profit from operations	**194,437**	**204,752**

Prisa TV (formely Sogeable)	2010	2009
Adjusted EBITDA	**269,372**	**290,277**
Depreciation and amortization charge	(87,938)	(109,101)
Variation in operating allowances	(9,635)	(15,511)
Impairment losses of assets	2,265	1,356
Impairment losses of goodwill	0	0
Profit from operations	**174,064**	**167,021**

Media Capital	2010	2009
Adjusted EBITDA	**48,037**	**52,484**
Depreciation and amortization charge	(12,174)	(15,894)
Variation in operating allowances	(1,460)	(2,519)
Impairment losses of assets	(31)	3,367
Impairment losses of goodwill	(5,367)	0
Profit from operations	**29,005**	**37,438**

Other	2010	2009
Adjusted EBITDA	**(8,632)**	**293**
Depreciation and amortization charge	0	0
Variation in operating allowances	0	0
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(8,632)**	**293**

(Thousands of euros)

EDUCATION	January- December 2010	2009
Adjusted EBITDA	**166,347**	**152,115**
Depreciation and amortization charge	(41,714)	(40,964)
Variation in operating allowances	(15,843)	(17,087)
Impairment losses of assets	(3,329)	(4,059)
Impairment losses of goodwill	0	0
Profit from operations	**105,461**	**90,004**

RADIO	2010	2009
Adjusted EBITDA	**108,065**	**100,026**
Depreciation and amortization charge	(14,328)	(13,966)
Variation in operating allowances	(3,673)	(4,033)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**90,064**	**82,027**

Radio in Spain	2010	2009
Adjusted EBITDA	**71,137**	**76,055**
Depreciation and amortization charge	(7,802)	(8,205)
Variation in operating allowances	(2,329)	(2,867)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**61,006**	**64,983**

International Radio	2010	2009
Adjusted EBITDA	**32,347**	**18,789**
Depreciation and amortization charge	(4,868)	(4,877)
Variation in operating allowances	(1,340)	(1,103)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**26,139**	**12,808**

Other	2010	2009
Adjusted EBITDA	**4,581**	**5,182**
Depreciation and amortization charge	(1,658)	(882)
Variation in operating allowances	(4)	(64)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**2,919**	**4,236**

(Thousands of euros)

PRESS	January- December 2010	2009
Adjusted EBITDA	**56,482**	**52,598**
Depreciation and amortization charge	(9,328)	(10,775)
Variation in operating allowances	(4,036)	(12,503)
Impairment losses of assets	0	0
Impairment losses of goodwill	(1,351)	0
Profit from operations	**41,767**	**29,321**

El Pais	2010	2009
Adjusted EBITDA	**38,562**	**39,341**
Depreciation and amortization charge	(8,443)	(9,207)
Variation in operating allowances	(1,898)	(10,554)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**28,221**	**19,580**

AS	2010	2009
Adjusted EBITDA	**15,865**	**10,718**
Depreciation and amortization charge	(390)	(280)
Variation in operating allowances	(1,416)	(664)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**14,059**	**9,773**

Cinco Dias	2010	2009
Adjusted EBITDA	**50**	**(640)**
Depreciation and amortization charge	(228)	(120)
Variation in operating allowances	(221)	(522)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(399)**	**(1,282)**

Other	2010	2009
Adjusted EBITDA	**2,005**	**3,179**
Depreciation and amortization charge	(267)	(1,167)
Variation in operating allowances	(501)	(762)
Impairment losses of assets	0	0
Impairment losses of goodwill	(1,351)	0
Profit from operations	**(114)**	**1,250**

OTHER	2010	2009
Adjusted EBITDA	**(43,340)**	**(24,042)**
Depreciation and amortization charge	(4,881)	(5,959)
Variation in operating allowances	(2,563)	(3,893)
Impairment losses of assets	(332)	0
Impairment losses of goodwill	(44,461)	(3,228)
Profit from operations	**(95,577)**	**(37,122)**